UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

FRAWLEY CORPORATION
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

355540204
(CUSIP Number)

Patrick Joseph Frawley
5737 Kanan Road, PMB 188
Agoura Hills, CA 91301
Telephone: (818) 735-6640
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 355540204

CUSIP No. 355540204

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Patrick Joseph Frawley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 161,401 8. Shared Voting Power 0 9. Sole Dispositive Power 13.2%
10. Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 161,401
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 13.2%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $1.00 per share (the “Common Stock”) of Frawley Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 5737 Kanan Road, PMB 188, Agoura Hills, CA 91301.

Item 2.	Identity and Background

This statement is being filed by Patrick Joseph Frawley (“Dr. P. Joseph Frawley”). Dr. P. Joseph Frawley is currently employed by P. Joseph Frawley M.D., Medical Group, Inc., located at 525 E. Micheltorena St., Santa Barbara, CA, 93103. Dr. P. Joseph Frawley is a citizen of the United States.

During the last five years, Dr. P. Joseph Frawley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Dr. P. Joseph Frawley has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Dr. Frawley acquired 86,581shares of the Company’s Common Stock as gifts from his parents. Dr.Frawley sold 5,883 shares of the Company’s Common Stock for $0.10 per share on December 14,1997. Dr. Frawley gifted 10,803 shares of the Company’s Common Stock to his medical corporation, P. Joseph Frawley, M.D., Medical Group Inc. on December 14, 1997. Dr. Frawley is the sole proprietor of that corporation. Dr. Frawley purchased 5883 shares of the Company’s Common Stock for $.20 per share from personal funds on June 8,1998. In addition, Dr. Frawley was the beneficiary of 52,364 shares that were distributed to him from the trust of his deceased parents on October 3, 2003.

Item 4.	Purpose of Transaction

Dr. P. Joseph Frawley acquired the securities of the Company for investment purposes.

Dr. Frawley will continue to evaluate his ownership and voting position in the Company and may consider the following future courses of action: (i) continuing to hold the Common Stock for investment; (ii) disposing of all or a portion of the Common Stock in open market sales or in privately-negotiated transactions; or (iii) acquiring additional shares of Common Stock in open market or in privately-negotiated transactions. Dr. Frawley has not yet determined which of the courses of actions specified in this paragraph he may ultimately take, although Dr. Frawley has no present intent to dispose of any of the acquired securities of the Company.

Dr. Frawley will continue to evaluate whether it is in the best interest of the Company to sell or transfer a material amount of assets of the Company or any of its subsidiaries in the ordinary course of business. Except as set forth herein, Dr. Frawley has no present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (iv) any material change in the present capitalization or dividend policy of the Company; (v) any other material change in the Company’s business or corporate structure; (vi) changes in the Company’s charter, bylaws or instruments corresponding thereto or actions which may impede the acquisition of control of the Company by any person; (vii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (viii) any action similar to those enumerated above.

Dr. Frawley reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.	Interest in Securities of the Issuer

(a) Dr. P. Joseph Frawley is the beneficial owner of an aggregate of 161,401 shares of Common Stock, representing approximately 13.2% of the total issued and outstanding shares of Common Stock of the Company.

(b) Dr. P. Joseph Frawley has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of 161,401 shares of Common Stock beneficially owned by Dr. P. Joseph Frawley.

(c) Dr. P. Joseph Frawley has not effected any transactions in the Common Stock of the Company in the past 60 days.

(d) To the knowledge of Dr. P. Joseph Frawley, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2007	By:	/s/ Patrick Joseph Frawley
Patrick Joseph Frawley